Exhibit 21.1

Subsidiaries of FS Credit Real Estate Income Trust, Inc.

Name of Subsidiary	State of Incorporation or Organization

FS CREIT Finance Holdings LLC	Delaware

FS CREIT Finance WF-1 LLC	Delaware

FS CREIT Finance GS-1 LLC	Delaware

FS CREIT Investments LLC	Delaware

FS CREIT Originator LLC	Delaware